ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 19, 2014

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) DH Valuation-Weighted 500 ETF Post-Effective Amendment No. 26 to Registration Statement on Form N-1A File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Attached for filing, please find Post-Effective Amendment No. 39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) with respect to the DH Valuation-Weighted 500 ETF, a series of the Trust (the “Fund”). The Amendment supersedes Post-Effective Amendment No. 26 to the Trust’s Registration Statement (the “Prior Amendment”), which was filed on September 26, 2014. The Amendment is being filed primarily to update the disclosure to note that Diamond Hill Capital Management, Inc. (the “Adviser”) will now serve as the investment adviser to the Fund and the Fund will no longer have a sub-adviser. Additionally, the Fund’s name has been changed to the “Diamond Hill Valuation-Weighted 500 ETF.” The Amendment also reflects the comments the Trust received from you on November 10, 2014 with respect to the Prior Amendment.  For your convenience, your comments have been reproduced below with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm that any acquired fund fees and expenses are estimated to be no more than one basis point.

Response:	The Registrant so confirms.

Comment 2.
In footnote 2 to the fee and expense table, please clarify whether the waiver is a percentage of average net assets or a percentage of the unitary management fee. Additionally, if the Adviser will be permitted to recoup any of the waived fees, please include disclosure in the footnote to that effect.

Response:	The footnote has been revised to refer to basis points, rather than a percentage. Further, the Registrant confirms that the fee waiver will not be subject to recoupment.

Comment 3.	With respect to the Expense Example, please confirm that the examples factor in the waiver only for the first year.

Response:
The Registrant confirms that the Expense Example amounts only consider the waiver for the first year. Additionally, the one year example has been revised to reflect such estimated expenses, rather than zero.

Comment 4.
Because the index provider is affiliated with the Fund by virtue of being its adviser, please confirm how the Fund plans to address concerns that the adviser may be able to direct whether the Index and Fund will concentrate from time to time in a particular industry.

Response:
The Fund notes that the Index utilizes a rules-based methodology and will be calculated and disseminated on a daily basis by a calculation agent that is independent of the Fund, the Adviser, and the Distributor. The Fund further notes that the Adviser will be responsible for monitoring the work of the calculation agent to ensure it conforms with the methodology and that the Adviser has established policies and procedures to prevent non-public information about the Index from being used or disseminated in any improper manner and to prevent Fund portfolio managers from influencing construction of the Index methodology.

Comment 5.	Under “Principal Investment Strategy,” please revise to add “and rebalanced” after “reconstituted” in the second paragraph.

Response:	The requested change has been made.

Comment 6.	Under “Performance,” please clearly state that the performance presented is not that of the Fund and set off such statement in the disclosure.

Response:	The following sentence has been added under “Performance” and is set off in bold typeface: “The performance shown is that of the predecessor Partnership and is not the performance of the Fund.”

Comment 7.
Please confirm that the Adviser did not manage any other accounts that were substantially similar to the Fund, and if so, why the Partnership was selected to become the Fund and whether any such other accounts had lower performance than the Partnership.

Response:	The Adviser has confirmed to the Registrant that it does not manage any accounts other than the Partnership with objectives and strategies substantially similar to those of the Fund.

Comment 8.	Please confirm that all of the Partnership’s assets will be transferred to the Fund.

Response:	The Adviser has confirmed to the Registrant that all assets of the Partnership will be transferred to the Fund.

Comment 9.
Under “Performance,” please state whether the Partnership could have complied with Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, if the Partnership’s fees and expenses were lower than those of the Fund, please state that the use of the Fund’s structure would have lowered performance results. Finally, if the standardized SEC method for calculating performance was not used, please disclose how performance was calculated and note that the method differs from the standard method.

Response:
The Adviser has confirmed to the Registrant that the Partnership could have satisfied Subchapter M of the Code, but could not have satisfied certain provisions of the Investment Company Act of 1940 (the “1940 Act”). Consequently, the Registrant notes that the current disclosure accurately states that such compliance with the Code and the 1940 Act might have adversely affected performance, and the Registrant respectfully declines to add additional disclosure regarding the Partnership’s possible satisfaction of Subchapter M.

The Adviser has confirmed to the Registrant that the Partnership’s fees were lower than those of the Fund because all fees and expenses of the Partnership have been waived since its inception. Consequently, the sixth sentence under “Performance” has been revised to read as follows: “The performance shown is the net performance of the Partnership. Because all of the fees of the Partnership have been waived and all expenses reimbursed since its inception, the performance of the Partnership would have been lower if was subject to the fees and expenses of the Fund.”

The Adviser has also confirmed to the Registrant that the performance of the Partnership was calculated consistent with the standardized SEC method.

Comment 10.
Please confirm that the Item 8 disclosure regarding financial intermediary compensation was omitted because it is not applicable to the Fund. If so, please confirm how the Fund will be marketed if not through intermediaries.

Response:
The Registrant confirms that the Item 8 disclosure is not applicable to the Fund. The Fund will be marketed through financial intermediaries, but such intermediaries will be compensated primarily by transaction-based commissions or fees paid by their clients (such as through wrap programs) and will not be compensated by the Fund.

Comment 11.	Please confirm whether any aspect of the Fund would require new exemptive relief or an amendment to the Adviser’s existing order.

Response:
The Adviser, the Trust and the Distributor submitted an application (the “Application”) for exemptive relief to manage passive ETFs (File No. 812-14398) on December 10, 2014. The Registrant confirms that the Fund will comply with the terms of any exemptive order issued in response to the Application, and shares of the Fund will not be sold or listed on an exchange prior to the receipt of such order.

Statement of Additional Information (“SAI”)

Comment 12.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus.

Comment 13.	Please confirm that all of the disclosure in the SAI is relevant to the Fund.

Response:	The Registrant so confirms.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary